

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

<u>Via U.S. Mail & Facsimile</u>

Ms. Janet F. Clark
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

       Re: **Marathon Oil Corporation**
                  Form 10-K for the Fiscal Year Ended December 31, 2009
                  Filed February 26, 2010, as amended September 17, 2010
                  File No. 1-05153

Dear Ms. Clark:

     We have completed our review of your filing and have no further comments at this time.

                           Sincerely,

                           H. Roger Schwall
                           Assistant Director